CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong

Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

Our Ref: CSA/CPA6/5(e)

21st December 2007

[redacted]

08000004

SUPPL

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the Company's announcement published on the websites of Hong Kong Exchanges and Clearing Limited and of the Company on 20th December 2007.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

PROCESSED
JAN 07 2008
THOMSON FINANCIAL

David Fu
Company Secretary

DF/wc
Encl.

c.c.: Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

P:\WC\Final\2007\Ltr - SENY.doc

CATHAY PACIFIC

CATHAY PACIFIC AIRWAYS LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Date of Board Meeting

This is to announce that a meeting of the Board of Directors of Cathay Pacific Airways Limited (the "Company") will be held at 11:00 a.m. on Wednesday, 5th March 2008 at the registered office of the Company, for the purpose of, among other matters, considering and approving the final results for the year ended 31st December 2007 and deciding the recommendation of a final dividend.

As at the date of this announcement, the Directors of the Company are:

Executive Directors: Christopher Pratt (Chairman), Robert Atkinson, John Slosar, Augustus Tang and Tony Tyler;
Non-Executive Directors: Philip Chen, Martin Cubbon, Henry Fan, James Hughes-Hallett, Li Jiaxiang, Vernon Moore, Robert Woods, Zhang Lan and Leslie Chang (Alternate Director to Henry Fan); and
Independent Non-Executive Directors: Peter Lee, Raymond Or, Jack So and Tung Chee Chen.

For and on behalf of
Cathay Pacific Airways Limited
David Fu
Company Secretary

Hong Kong, 20th December 2007

CATHAY PACIFIC

Cathay Pacific Airways Limited
Company Secretary's Department
35th Floor, Two Pacific Place
88 Queensway, Hong Kong
Telephone : (852) 2840 8869
Facsimile : (852) 2845 5445
www.cathaypacific.com

RECEIVED

2008 JAN -2 P 12:4

Our Ref: CSA/CPA6/5(e)

21st December 2007

By Registered Airmail

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Dear Sir/Madam,

Cathay Pacific Airways Limited (the "Company")
File No. 82-1390

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchanges Act of 1934, we are pleased to enclose herewith a copy of the shareholders' circular of the Company for your record.

Yours faithfully,
For CATHAY PACIFIC AIRWAYS LIMITED

David Fu
Company Secretary

RC/wc
Encl.

c.c.: Ms. Judy Kang, ADR Relationship Management - Asia/Pacific, The Bank of New York (w/e, by e-mail: judykang@bankofny.com)
Ms. Kammy Yuen / Ms. Anna Jia, Vice President, The Bank of New York, H.K. (w/e, by hand)

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Cathay Pacific Airways Limited, you should at once hand this circular to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Cathay Pacific Airways Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 293)

Discloseable Transaction

Purchase of 8 Airbus A330 Aircraft

CATHAY PACIFIC

21st December 2007

In this circular the following expressions have the following meanings unless the context requires otherwise:

2005 Purchase Agreement	The aircraft purchase agreement dated 14th December 2005 entered into by CPAS and Boeing Company pursuant to which CPAS has agreed to purchase and Boeing Company has agreed to sell certain Boeing 777-300ER aircraft.
Airbus Aircraft	8 Airbus A330 aircraft to be purchased by CPAS pursuant to the Purchase Agreement, the principal activity of which is aircraft manufacturing.
Airbus Company	Airbus S.A.S., legal successor of Airbus SNC, formerly known as Airbus GIE, a société par actions simplifiee duly created and existing under the French law, the principal activity of which is aircraft manufacturing.
Aircraft General Terms Agreement	The aircraft general terms agreement dated 14th December 1999 between CPAS and Airbus Company pursuant to which the general terms and conditions for the subsequent sale of Airbus A330-300 aircraft by Airbus Company to CPAS are set out.
Board	The board of Directors.
Boeing Company	The Boeing Company, a corporation organised and existing under the General Corporation Law of the State of Delaware, U.S.A., the principal activity of which is aircraft manufacturing.
Cathay Pacific or CX or Company	Cathay Pacific Airways Limited, the principal activity of which is the operation of scheduled airline services.
CPAS	Cathay Pacific Aircraft Services Limited, a company incorporated in the Isle of Man and wholly owned by Cathay Pacific, the principal activity of which is to act as an aircraft acquisition facilitator.
Directors	The directors of Cathay Pacific.
Group	Cathay Pacific and its subsidiaries.
Latest Practicable Date	14th December 2007, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular.
Listing Rules	Rules Governing the Listing of Securities on the Stock Exchange.
Previous Aircraft Purchase	The acquisition by CPAS of: (a) 12 Boeing 777-300ER aircraft pursuant to the 2005 Purchase Agreement, in respect of which the Company published an announcement dated 14th December 2005 and dispatched a circular to shareholders dated 22nd December 2005;

(b) 2 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 1st June 2006 to the 2005 Purchase Agreement, in respect of which the Company published an announcement dated 1st June 2006 and dispatched a circular to shareholders dated 8th June 2006;

(c) 6 Boeing 747-400ERF freighters pursuant to a purchase agreement dated 22nd June 2006 between CPAS and Boeing Company, in respect of which the Company published an announcement dated 22nd June 2006 and dispatched a circular to shareholders dated 29th June 2006;

(d) 5 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 7th August 2007 to the 2005 Purchase Agreement, in respect of which the Company published an announcement dated 7th August 2007 and dispatched a circular to shareholders dated 22nd August 2007;

(e) 7 Boeing 777-300ER aircraft pursuant to a supplemental agreement dated 8th November 2007 to the 2005 Purchase Agreement, in respect of which the Company published an announcement dated 8th November 2007 and dispatched a circular to shareholders dated 21st November 2007; and

(f) 10 Boeing 747-8 freighters pursuant to a purchase agreement dated 8th November 2007, in respect of which the Company published an announcement dated 8th November 2007 and dispatched a circular to shareholders dated 21st November 2007.

Purchase Agreement The supplemental agreement dated 6th December 2007 to the Aircraft General Terms Agreement entered into by CPAS and Airbus Company pursuant to which CPAS has agreed to purchase and Airbus Company has agreed to sell 8 Airbus A330 aircraft.

Model Code Model Code for Securities Transactions by Directors of Listed Companies, being Appendix 10 of the Listing Rules.

SFO Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Shareholders The shareholders of the Company.

Stock Exchange The Stock Exchange of Hong Kong Limited.

Transaction The purchase by the Company of the Airbus Aircraft pursuant to the Purchase Agreement.

CATHAY PACIFIC AIRWAYS LIMITED

(Incorporated in Hong Kong with limited liability)

Executive Directors
Christopher Pratt (Chairman)
Robert Atkinson
John Slosar
Augustus Tang
Tony Tyler

Non- Executive Directors
Philip Chen
Martin Cubbon
Henry Fan
James Hughes-Hallett
Li Jiaxiang
Vernon Moore
Robert Woods
Zhang Lan
Leslie Chang (Alternate Director to Henry Fan)

Independent Non-Executive Directors
Peter Lee
Raymond Or
Jack So
Tung Chee Chen

Registered Office:
35th Floor
Two Pacific Place
88 Queensway
Hong Kong

Principal Office:
7th Floor, North Tower
Cathay Pacific City
8 Scenic Road
Hong Kong International Airport
Lantau
Hong Kong

To the Shareholders

21st December 2007

Dear Sir or Madam,

Discloseable Transaction
Purchase of 8 Airbus A330 Aircraft

INTRODUCTION

Reference is made to the Company's announcement dated 6th December 2007 regarding the Purchase Agreement entered into by CPAS and Airbus Company on 6th December 2007, pursuant to which CPAS has agreed to purchase 8 Airbus A330 aircraft from Airbus Company.

The Transaction constitutes a discloseable transaction of the Company under the Listing Rules.

The purpose of this circular is to set out further details of the Transaction.

PURCHASE AGREEMENT dated 6th December 2007

(1) Parties to the Transaction

(i) CPAS, as the purchaser

(ii) Airbus Company, as the vendor

The Company confirms that, to the best of the Directors' knowledge, information and belief having made all reasonable enquiries, Airbus Company and its ultimate beneficial owner are third parties independent of and not connected with Cathay Pacific or any of its connected persons.

(2) Aircraft to be acquired

Airbus Aircraft, i.e. 8 Airbus A330 aircraft.

As at the Latest Practicable Date, the Company's fleet totalled 111 aircraft, comprising 92 passenger aircraft and 19 freighter aircraft.

(3) Consideration

The aircraft basic price comprises the airframe price, optional specifications price and engine price. The aircraft basic price of the Airbus Aircraft in aggregate is approximately US$1.7 billion. With regard to the Airbus Aircraft, Airbus Company has granted to CPAS significant price concessions. Such price concessions were determined after arm's length negotiations between the parties and as a result, the actual consideration for the Airbus Aircraft is lower than the aircraft basic price mentioned above. The Transaction was negotiated and entered into in accordance with customary business practice. The Directors confirm that the extent of the price concessions granted to CPAS in the Transaction is comparable with the price concessions that CPAS had obtained in each of the Previous Aircraft Purchase. The Company believes that there is no material impact of the price concessions obtained in the Transaction on the unit operating cost of the Company's fleet. It is normal business practice of the global airline industry to disclose the aircraft basic price, instead of the actual price, for aircraft acquisitions. Disclosure of the actual consideration will result in the loss of the significant price concessions and hence a significant negative impact on the Company's cost for the Transaction and will therefore not be in the interest of the Company and the shareholders as a whole. The Company has applied to the Stock Exchange for a waiver from strict compliance of Rules 14.58(4) and 14.64(4) of the Listing Rules in respect of disclosure of the actual consideration of the Airbus Aircraft.

(4) Payment and delivery terms

The consideration for the purchase of each of the Airbus Aircraft is payable in cash in six instalments, with the first five instalments to be paid prior to delivery of each aircraft and the balance, being a substantial portion of the consideration, to be paid upon delivery of the aircraft. The Company is expecting to take delivery of the Airbus Aircraft before the end of 2012.

(5) Source of funding

The Transaction will be funded through commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations.

(6) Reasons for, and benefits of, the Transaction

The Airbus Aircraft will replenish and expand the fleet capacity of the Company. They will principally serve destinations in the Asia Pacific region. The Company expects that the Airbus Aircraft will deliver improved payload capability at competitive operating costs whilst providing high standards of passenger comfort and safety. The Directors consider that the terms of the Transaction are fair and reasonable and in the interests of the shareholders as a whole.

EFFECT OF TRANSACTION

As mentioned above, the Transaction will be financed by commercial bank loans, other debt instruments of the Company and/or cash generated from the Company's business operations. The Transaction will therefore increase the Group's fixed assets and liabilities. The Transaction may also result in an increase in the Group's debt-to-equity ratio. The total cash outflow of the Company in the next twelve months in respect of the Transaction will not exceed US$25 million. However, the Company does not expect the Transaction to have any material negative impact on its cash flow position or its business operations.

Save as described above, the Transaction is not expected to have any material impact on earnings, assets and liabilities of the Group.

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendix to this circular.

By order of the Board
Cathay Pacific Airways Limited
Christopher Pratt
Chairman

RESPONSIBILITY STATEMENT

This document includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company.

The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this document and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

(a) Share Interests of Directors and Chief Executive

Save as disclosed below, as at the Latest Practicable Date, none of the Directors or chief executive of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the SFO), which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they have taken or deemed to have taken under such provisions of the SFO); or (b) were required pursuant to section 352 of the SFO to be entered in the register referred to therein; or (c) were required, pursuant to the Model Code to be notified to the Company and the Stock Exchange.

<u>Interests in shares of Cathay Pacific</u>

Name of Director	Capacity	Long or short position	Number of ordinary shares in the Company	Percentage of issued capital
Philip Chen	Beneficial owner	Long position	9,000	0.00023%
Tony Tyler	Beneficial owner	Long position	5,000	0.00013%

<u>Interests in shares of HAECO, an associated corporation of Cathay Pacific</u>

Name of Director	Capacity	Long or short position	Number of ordinary shares in HAECO	Percentage of issued capital
John Slosar	Beneficial owner	Long position	6,400	0.00385%

(b) Substantial shareholders

Save as disclosed below, the Directors and chief executive of the Company are not aware that there was any party who, as at the Latest Practicable Date, had an interest or short position in the shares and underlying shares (including options) of the Company which would fall to be disclosed to the Company under Divisions 2 and 3 of Part XV of the SFO:

Interests in shares of Cathay Pacific

Name	Number of ordinary shares	Long or short position	Percentage of issued capital
Air China Limited	2,948,122,554	Long position	74.85%
China National Aviation Holding Company	2,948,122,554	Long position	74.85%
CITIC Pacific Limited	2,948,122,554	Long position	74.85%
Swire Pacific Limited	2,948,122,554	Long position	74.85%
John Swire & Sons Limited	2,948,122,554	Long position	74.85%

Note: As at the Latest Practicable Date,

(a) Under Section 317 of the SFO, each of Air China Limited, China National Aviation Company Limited, CITIC Pacific Limited and Swire Pacific Limited, being a party to the Shareholders' Agreement in relation to the Company dated 8th June 2006, is deemed to be interested in a total of 2,948,122,554 shares of the Company, comprising:

(i) 1,572,332,028 shares directly held by Swire Pacific Limited;

(ii) 687,895,263 shares indirectly held by CITIC Pacific Limited and its wholly owned subsidiary Super Supreme Company Limited, comprising the following shares held by their wholly owned subsidiaries: 286,451,154 shares held by Custain Limited, 189,976,645 shares held by Grand Link Investments Holdings Ltd., 21,809,399 shares held by Perfect Match Assets Holdings Ltd., and 189,658,065 shares held by Smooth Tone Investments Ltd.; and

(iii) 687,895,263 shares indirectly held by Air China Limited and its subsidiaries China National Aviation Company Limited and Total Transform Group Limited, comprising the following shares held by their wholly owned subsidiaries: 288,596,335 shares held by Angel Paradise Ltd., 191,922,273 shares held by Easerich Investments Inc. and 207,376,655 shares held by Motive Link Holdings Inc.

(b) China National Aviation Holding Company is deemed to be interested in a total of 2,948,122,554 shares of the Company, in which its subsidiary Air China Limited is deemed interested.

(c) John Swire & Sons Limited and its wholly owned subsidiary John Swire & Sons (H.K.) Limited are deemed to be interested in a total of 2,948,122,554 shares of the Company by virtue of the John Swire & Sons Limited group's direct or indirect interest in shares of Swire Pacific Limited representing approximately 35.71% of the issued capital and approximately 55.42% of the voting rights.

(c) Details of options granted by the Company

The Company adopted a share option scheme (the "Scheme") on 10th March 1999 under which options to subscribe for 68,327,000 shares of the Company at the exercise price of HK$7.47 per share were granted on 15th March 1999 to flight deck crew who paid HK$1 each on acceptance of their share options. The Scheme has been closed and no share options are available for issue under the Scheme. None of the Directors or chief executive was granted any share options under the Scheme.

Other than in limited circumstances, the options in relation to 50% of the shares became exercisable on 15th March 2002, and the balance on 15th March 2004. The options will, except in limited circumstances, be exercisable until 14th March 2009.

As at the Latest Practicable Date, options to subscribe for 4,730,500 shares of the Company were outstanding, the details of which are as follows:

Date of grant	Number of share options outstanding as at the Latest Practicable Date	Option period	Subscription price per share HK$
15/03/1999	4,730,500	15/03/1999 – 14/03/2009	7.47

(d) Substantial shareholders in the Company's subsidiaries

So far as is known to any Director or chief executive of the Company, as at the Latest Practicable Date, the following persons were interested in 10% or more of the issued capital carrying rights to vote at general meetings of the following subsidiaries of the Company:

Name of subsidiary	Name of shareholder	Number and class of shares held	Percentage of shareholding
Abacus Distribution Systems (Hong Kong) Limited	PCCW Enterprises Limited	5,778,945 ordinary shares	37.04%
AHK Air Hong Kong Limited	DHL Worldwide Express BV	36,268,000 "B" ordinary shares	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032 common shares	40%

(e) Directors' interests in competing businesses

Christopher Pratt, Philip Chen and Li Jiaxiang are directors of Air China Limited. Air China Limited competes or is likely to compete, either directly or indirectly, with the business of the

Company as it operates airline services to certain destinations which are also served by the Company.

The Directors consider that the Group is capable of and does carry on its business independently of, and on arm's length basis with, the competing business of Air China Limited.

(f) Other interests of Directors

Philip Chen, Martin Cubbon, James Hughes-Hallett, Christopher Pratt and John Slosar are all directors of Swire Pacific Limited. They are also employees of the John Swire & Sons Limited group ("Swire Group"), so are Robert Atkinson and Tony Tyler. Li Jiaxiang and Zhang Lan are directors and/or employees of Air China Limited. Henry Fan, Vernon Moore and Leslie Chang are directors and employees of CITIC Pacific Limited. Swire Pacific Limited, John Swire & Sons Limited, Air China Limited and CITIC Pacific Limited are substantial shareholders of the Company, as noted above.

The Company has an agreement for services (the "JSS Agreement") with John Swire & Sons (H.K.) Limited ("JSSHK"), pursuant to which JSSHK provides advice and expertise of the directors and senior officers of the Swire Group, full or part time services of members of the staff of the Swire Group, other administrative and similar services and such other services as may have been agreed from time to time.

In return for these services, JSSHK receives annual service fees calculated as 2.5% of the Company's consolidated profit before taxation and minority interests after certain adjustments. The Company also reimburses the Swire Group for all the expenses incurred in the provision of the services at cost.

The JSS Agreement took effect from 1st January 2005 and will terminate on 31st December 2007. However it is renewable for successive periods of three years thereafter unless either party to it gives to the other notice of termination of not less than three months expiring on any 31st December.

As directors and/or employees of the Swire Group, Robert Atkinson, Philip Chen, Martin Cubbon, James Hughes-Hallett, Christopher Pratt, John Slosar, Tony Tyler and Robert Woods are interested in the JSS Agreement.

(g) Service contracts

None of the Directors has any existing or proposed service contract with any member of the Group which is not expiring or terminable by the Group within one year without payment of compensation (other than statutory compensation).

LITIGATION

The Company operates in many jurisdictions and in certain of these there are disputes with the tax authorities. Provisions have been made to cover the expected outcome of the disputes to the extent that outcomes are likely and reliable estimates can be made. However, the final outcomes are subject to uncertainties and resulting liabilities may exceed provisions.

The Company is the subject of investigations in respect of its air cargo operations by the competition authorities of various jurisdictions including the United States, the European Union, Canada, Switzerland and New Zealand. The Company has been cooperating with the authorities in their investigations. The investigations are focused on issues relating to pricing and competition. The Company is represented by legal counsel in connection with the investigations.

The Company has been named as a defendant in a number of civil class action complaints in the United States, Canada and Australia alleging violations of local competition laws arising from the Company's conduct relating to its air cargo operations. In addition, civil class action claims have been filed in the United States but not served upon the Company alleging violations of U.S. competition laws arising from the Company's conduct relating to certain of its passenger operations. The Company is represented by legal counsel in the actions filed in the United States, Canada and Australia and is defending those actions.

The investigations and civil actions are ongoing and the outcomes are subject to uncertainties. The Company is not in a position at the present time to assess any potential liabilities and cannot therefore make any provisions.

Except as disclosed above, there were no litigation or claims of material importance pending or threatened against any member of the Group as at the Latest Practicable Date.

MISCELLANEOUS

1. The secretary of the Company is David Fu. He holds a Master of Arts degree from Oxford University and is an associate member of The Hong Kong Institute of Chartered Secretaries and The Institute of Chartered Secretaries and Administrators.

2. The qualified accountant to the Company is Robert Atkinson. He holds a Bachelor of Arts (Honours) degree from Nottingham University and is a Fellow of the Institute of Chartered Accountants in England and Wales and the Hong Kong Institute of Certified Public Accountants.

3. The registered address of the Company is at 35th Floor, Two Pacific Place, 88 Queensway, Hong Kong. The head office of the Company is at 7th Floor, North Tower, Cathay Pacific City, 8 Scenic Road, Hong Kong International Airport, Lantau, Hong Kong.

4. The Company's share registrars and transfer office is Computershare Hong Kong Investor Services Limited, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

此乃重要通函　請即處理

閣下如對本通函任何方面或對所要採取的行動**有任何疑問**，應諮詢持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已出售或轉讓名下所有國泰航空有限公司股份，應立即將本通函送交買主或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

國泰航空有限公司

（於香港註冊成立的有限公司）

（股票代號：293）

須予披露交易

購買八架空中巴士 A330 型飛機

國泰航空公司

二零零七年十二月二十一日

目錄

於本通函內，除文義另有所指外，下列詞彙具備以下涵義：

二零零五年認購協議	由 CPAS 與波音公司於二零零五年十二月十四日訂立的飛機認購協議，根據該協議，CPAS 及波音公司分別同意購買及售出若干波音 777-300ER 型飛機。
空中巴士飛機	CPAS 根據認購協議將購買的八架空中巴士 A330 型飛機。
空中巴士公司	Airbus S.A.S.，一家按照法國法律成立及存在的股份有限公司，為 Airbus SNC 的依法繼承者，前稱 Airbus GIE，其主要業務為製造飛機。
飛機一般條款協議	由 CPAS 與空中巴士公司於一九九九年十二月十四日訂立的飛機一般條款協議，就其後空中巴士公司向 CPAS 出售空中巴士 A330 型飛機制訂一般條款。
董事局	董事局。
波音公司	波音公司，一個根據美國德拉瓦州一般公司法籌組而存在的法團，其主要業務為製造飛機。
國泰航空或公司	國泰航空有限公司，其主要業務為營運定期航班服務。
CPAS	Cathay Pacific Aircraft Services Limited，一家在馬恩島註冊成立並由國泰航空全資擁有的公司，其主要業務為提供飛機購買服務。
董事	國泰航空董事。
集團	國泰航空及其附屬公司。
最後可行日期	二零零七年十二月十四日，即本通函付印前確認其中若干資料的最後可行日期。
上市規則	香港聯合交易所證券上市規則。
先前飛機認購	CPAS 以下的飛機認購： (a) 根據二零零五年認購協議購買十二架波音 777-300ER 型飛機，公司已就該協議刊發日期為二

零零五年十二月十四日的公告及向股東發出日期爲二零零五年十二月二十二日的通函；

(b) 根據二零零五年認購協議於二零零六年六月一日訂立的補充協議購買兩架波音 777-300ER 型飛機，公司已就該協議刊發日期爲二零零六年六月一日的公告及向股東發出日期爲二零零六年六月八日的通函；

(c) 根據一份 CPAS 及波音公司於二零零六年六月二十二日訂立的採購協議購買六架波音 747-400ERF 型貨機，公司已就該協議刊發日期爲二零零六年六月二十二日的公告及向股東發出日期爲二零零六年六月二十九日的通函；

(d) 根據二零零五年認購協議於二零零七年八月七日訂立的補充協議購買五架波音 777-300ER 型飛機，公司已就該協議刊發日期爲二零零七年八月七日的公告及向股東發出日期爲二零零七年八月二十二日的通函；

(e) 根據二零零五年認購協議於二零零七年十一月八日訂立的補充協議購買七架波音 777-300ER 型飛機，公司已就該協議刊發日期爲二零零七年十一月八日的公告及向股東發出日期爲二零零七年十一月二十一日的通函；及

(f) 根據一份 CPAS 及波音公司於二零零七年十一月八日訂立的採購協議購買十架波音 747-8 型貨機，公司已就該協議刊發日期爲二零零七年十一月八日的公告及向股東發出日期爲二零零七年十一月二十一日的通函。

認購協議	由 CPAS 與空中巴士公司根據飛機一般條款協議於二零零七年十二月六日訂立的補充協議，根據該協議，CPAS 及空中巴士公司分別同意購買及售出八架空中巴士 A330 型飛機。
標準守則	上市規則附錄十，即上市公司董事進行證券交易的標準守則。
證券及期貨條例	(香港法例第 571 章) 證券及期貨條例。
股東	公司的股東。
聯合交易所	香港聯合交易所有限公司。
交易	CPAS 根據認購協議購買空中巴士飛機。

國泰航空有限公司

（於香港註冊成立的有限公司）

常務董事
白紀圖 （主席）
顏堅信
史樂山
鄧健榮
湯彥麟

非常務董事
陳南祿
郭鵬
范鴻齡
何禮泰
李家祥
莫偉龍
韋立邦
張蘭
張立憲（范鴻齡的代董事）

獨立非常務董事
利定昌
柯清輝
蘇澤光
董建成

註冊辦事處：
香港金鐘道八十八號
太古廣場二座
三十五樓

總辦事處：
香港大嶼山
香港國際機場
觀景路八號
國泰城北座七樓

各位股東：

須予披露交易
購買八架空中巴士 A330 型飛機

緒言

謹此提述公司二零零七年十二月六日的公告，該公告內容有關 CPAS 與空中巴士公司於二零零七年十二月六日訂立的認購協議，根據該協議，CPAS 同意向空中巴士公司購買八架空中巴士 A330 型飛機。

根據上市規則，交易構成公司一項須予披露交易。

本通函目的是載列交易的詳情。

認購協議日期爲二零零七年十二月六日

(1) **交易各方**
  (i) CPAS，爲買方
  (ii) 空中巴士公司，爲賣方

公司謹此確認，據各董事所知及所信，並經過所有合理查詢，空中巴士公司及其最終實益擁有人均爲國泰航空及其任何關連人士以外的獨立第三方。

(2) **所認購的飛機**
空中巴士飛機，即八架空中巴士 A330 型飛機。

於最後可行日期，公司的機隊共有一百一十一架飛機，包括九十二架客機及十九架貨機。

(3) **代價**

飛機基本價格包括機身價格、附加規格價格及發動機價格。空中巴士飛機的飛機基本價格合計十七億美元。空中巴士公司就空中巴士飛機給予 CPAS 大幅價格優惠。該價格優惠乃雙方按公平原則磋商後釐定，因此空中巴士飛機的實際代價較上述的飛機基本價格爲低。交易乃根據一般商業慣例磋商訂立。董事局確認 CPAS 在交易中所獲的價格優惠程度與 CPAS 於先前飛機認購中每次所獲的價格優惠相若。公司相信交易所獲價格優惠對公司機隊的單位經營成本並無重大影響。購買飛機時披露飛機的基本價格而非實際價格，乃全球航空業的正常商業常規。披露實際代價將導致失去大幅價格優惠，因而對公司的交易成本造成重大負面影響，因此將不符合公司及股東的整體利益。公司已向聯合交易所申請豁免，使毋須嚴格遵守上市規則第 14.58(4) 及 14.64(4) 條有關披露空中巴士飛機實際代價的規定。

(4) **付款及付運條款**

購買每架空中巴士飛機的代價須分六期以現金支付，首五期款額將於每架飛機付運前支付，佔代價相當大部分的餘款將於飛機付運時支付。公司預期於二零一二年年底前接收空中巴士飛機。

(5) 資金來源

交易的資金將由商業銀行貸款、公司其他債務工具及/或由公司業務營運產生的現金提供。

(6) 交易的理由及好處

空中巴士飛機將補充及擴充公司機隊的可運載量。該等飛機將主要服務亞洲及太平洋地區的航點。公司預期空中巴士飛機將可在營運成本具競爭力的情況下，提供更佳的載重性能，並可爲乘客提供既舒適又安全的高水準服務。董事局認爲交易的條款乃屬公平合理，且符合整體股東的利益。

交易的影響

誠如上文所述，交易所需資金將由商業銀行貸款、公司其他債務工具及/或公司業務營運所產生的現金提供，因此交易將增加集團的固定資產及負債。交易亦可能引致集團的負債比率增加。公司在未來十二個月間有關交易的現金流出總額將不超過二千五百萬美元。然而，公司預期交易將不會對其現金流量狀況或業務運作造成任何重大不利影響。

除上文所述外，亦不預期交易將對集團的盈利、資產及負債造成任何重大影響。

其他資料

此外亦請參閱本通函附錄所載的資料。

承董事局命
國泰航空有限公司
主席
白紀圖

二零零七年十二月二十一日

責任聲明

本文件的資料是為遵照上市規則而刊載，旨在提供有關公司的資料。

各董事願意共同及個別就本文件所載資料的準確性承擔全部責任，並在作出一切合理查詢後，確認就其所知及所信，本文件並無遺漏任何事實，足以令本文件所載任何內容產生誤導。

權益披露

(a) 董事及行政總裁的股份權益

除下文所披露者外，於最後可行日期，公司董事或行政總裁並無在公司或任何相聯法團（定義見證券及期貨條例）的股份、相關股份及債券中擁有任何(a)根據證券及期貨條例第 XV 部第 7 及第 8 分部須知會公司及聯合交易所的權益或淡倉（包括根據證券及期貨條例有關條文被視為或當作持有的權益及淡倉）；或(b)根據證券及期貨條例第 352 條須列入有關條例所述的登記冊的權益或淡倉；或(c)根據標準守則須知會公司及聯合交易所的權益或淡倉。

<u>於國泰航空股份的權益</u>
<u>(全皆好倉)</u>

董事姓名	持有身份	持有公司普通股數目	佔已發行股本百分率
陳南祿	實益擁有人	9,000	0.00023%
湯彥麟	實益擁有人	5,000	0.00013%

<u>於港機工程(國泰航空相聯法團)股份的權益</u>
<u>(全皆好倉)</u>

董事姓名	持有身份	持有港機工程普通股數目	佔已發行股本百分率
史樂山	實益擁有人	6,400	0.00385%

(b) 主要股東

除下文所披露者外，就公司董事及行政總裁所知，概無任何人士於最後可行日期在公司的股份及相關股份（包括認股權）中擁有權益或淡倉而須根據證券及期貨條例第 XV 部第 2 及第 3 分部的規定作出披露：

於國泰航空股份的權益

名稱	普通股數目	好倉或淡倉	佔已發行股本百分率
中國國際航空股份有限公司	2,948,122,554	好倉	74.85%
中國航空集團公司	2,948,122,554	好倉	74.85%
中信泰富有限公司	2,948,122,554	好倉	74.85%
太古股份有限公司	2,948,122,554	好倉	74.85%
英國太古集團有限公司	2,948,122,554	好倉	74.85%

附註：於最後可行日期，

(a) 根據證券及期貨條例第 317 條，中國國際航空股份有限公司、中航興業有限公司、中信泰富有限公司及太古股份有限公司，各自作爲於二零零六年六月八日訂立有關公司的股東協議的合約方，被視爲擁有合共 2,948,122,554 股公司股份權益，其中包括：

(i) 太古股份有限公司直接持有的 1,572,332,028 股；

(ii) 中信泰富有限公司及其全資附屬公司 Super Supreme Company Limited 間接持有的 687,895,263 股，其中包括其全資附屬公司持有的公司股份： Custain Limited 持有的 286,451,154 股、Grand Link Investments Holdings Ltd. 持有的 189,976,645 股、Perfect Match Assets Holdings Ltd. 持有的 21,809,399 股及 Smooth Tone Investments Ltd. 持有的 189,658,065 股；

(iii) 中國國際航空股份有限公司、其附屬公司中航興業有限公司及 Total Transform Group Limited 間接持有的 687,895,263 股，其中包括其全資附屬公司 Angel Paradise Ltd. 持有的 288,596,335 股、Easerich Investments Inc. 持有的 191,922,273 股及 Motive Link Holdings Inc. 持有的 207,376,655 股。

(b) 中國航空集團公司被視爲擁有合共 2,948,122,554 股公司股份權益，因其附屬公司中國國際航空股份有限公司被視爲擁有該等股份權益。

(c) 由於英國太古集團有限公司集團直接或間接擁有相當於約 35.71%的已發行股本及約 55.42%的投票權的太古股份有限公司股份權益，而太古股份有限公司被視爲擁有 2,948,122,554 股公司股份，因此英國太古集團有限公司及其全資附屬公司香港太古集團有限公司亦被視爲擁有該等股份權益。

(c) 公司授予的認股權詳情

公司於一九九九年三月十日採納一項股份認購權計劃（「計劃」）。於一九九九年三月十五日，根據此計劃以行使價每股港幣 7.47 元授出相當於 68,327,000 股公司股份的認股權，給予支付港幣一元以獲認股權的航空機組人員。此計劃現已結束，再無任何認股權可根據此計劃發行。各董事或行政總裁概無根據此計劃獲授予任何認股權。

除在有限情況外，相等於 50% 股份的認股權於二零零二年三月十五日開始可行使，而餘數則於二零零四年三月十五日開始可行使。除在有限情況外，所有認股權須於二零零九年三月十四日前行使。

於最後可行日期，尚未行使的認股權相當於 4,730,500 股公司股份，詳情如下：

授出日期	於最後可行日期尚未行使認股權數目	認購期	每股認購價港幣
15/03/1999	4,730,500	15/03/1999 - 14/03/2009	7.47

(d) 公司旗下附屬公司的主要股東

就公司董事或行政總裁所知，截至最後可行日期，下述人士持有有權於以下公司旗下附屬公司的股東大會上投票的已發行股本 10% 或以上權益：

附屬公司名稱	股東名稱	所持股份數目及類別	持股量百分率
聯亞旅遊資訊系統（香港）有限公司	PCCW Enterprises Limited	5,778,945 股普通股	37.04%
香港華民航空有限公司	DHL Worldwide Express BV	36,268,000 股 "B"股普通股	40%
CLS Catering Services Limited	LSG Lufthansa Services GmbH	132,032股普通股	40%

(e) 董事於競爭業務的權益

白紀圖、陳南祿及李家祥爲中國國際航空股份有限公司的董事。由於中國國際航空股份有限公司經營的若干航點與公司相同，因此直接或間接與公司業務構成競爭或可能構成競爭。

董事認爲集團能夠並確實以獨立於中國國際航空股份有限公司競爭業務的方式及按公平原則經營業務。

(f) 董事其他權益

陳南祿、郭鵬、何禮泰、白紀圖及史樂山均爲太古股份有限公司董事。他們亦爲英國太古集團有限公司集團（「太古集團」）僱員，顏堅信及湯彥麟亦爲太古集團僱員。李家祥及張蘭爲中國國際航空股份有限公司董事及/或僱員。范鴻齡、莫偉龍及張立憲爲中信泰富有限公司董事及僱員。如上文所述，太古股份有限公司、英國太古集團有限公司、中國國際航空股份有限公司及中信泰富有限公司均爲公司的主要股東。

公司與香港太古集團有限公司（「香港太古集團」）訂有服務協議（「太古協議」），香港太古集團根據該協議提供的服務，包括由香港太古集團提供太古集團董事及高級行政人員所給予的意見及專業知識、太古集團職員提供的全職或兼職服務、其他行政管理及相類服務，以及不時由雙方協定的其他服務。

香港太古集團就該等服務收取年度服務費，按公司扣除稅項及少數股東權益前綜合溢利的 2.5% 計算，並經若干調整。公司亦須按成本價償付太古集團因提供服務所引致的一切開支。

太古協議由二零零五年一月一日開始生效，將於二零零七年十二月三十一日終止。除非協議任何一方於任何一年的十二月三十一日期滿前給予另一方不少於三個月通知終止協議，否則協議將於此後每三年續期一次。

顏堅信、陳南祿、郭鵬、何禮泰、白紀圖、史樂山、湯彥麟及韋立邦爲太古集團董事及/或僱員，在太古協議中有利益關係。

(g) 服務合約

董事概無與集團任何成員公司訂有或擬訂立不可由集團免付賠償金（法定的賠償金除外）而於一年內屆滿或由集團終止的服務合約。

訴訟

公司於眾多法域營運業務，在其中部分法域與稅務機關存在稅務糾紛。對於可能實現的結果並可作出可靠估計的糾紛，已就其預期結果撥出準備。然而，最終結果尚未確定，最後的負債可能超過所撥的準備。

公司正接受不同法域（包括美國、歐盟、加拿大、瑞士及新西蘭）有關當局就其貨物空運業務進行調查，並一直與有關當局的調查作出配合。調查重點與貨運價格及業內競爭有關。公司已委聘律師處理有關調查事宜。

公司於美國、加拿大及澳洲多宗民事訴訟案中被起訴，就有關公司的航空貨運業務操守被指違反當地的競爭法例。此外，就有關公司若干航空客運業務操守被指違反美國的競爭法例的民事訴訟案已於美國提出但未送達公司。公司已就美國、加拿大及澳洲的訴訟案委聘律師，並正就各項訴訟作出抗辯。

調查事件與民事訴訟均仍在進行，結果尚未明朗。公司目前未能就任何潛在負債作出評估，因此未能撥出任何準備。

除上文所披露者外，於最後可行日期，集團任何成員公司概無涉及任何待決或面臨威脅的重大訴訟或索償。

其他資料

1. 公司秘書為傅溢鴻。他持有牛津大學文學碩士學位，為香港特許秘書公會及特許秘書及行政人員公會會員。

2. 公司合資格會計師為顏堅信。他持有諾定咸大學榮譽文學士學位，為英倫及威爾斯特許會計師公會及香港會計師公會資深會員。

3. 公司的註冊辦事處為香港金鐘道八十八號太古廣場二座三十五樓。公司的總辦事處為香港大嶼山香港國際機場觀景路八號國泰城北座七樓。

4. 公司的股份及過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東一八三號合和中心十七樓。

END